UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                  FORM 12b-25 Commission File Number 0-8630

                         NOTIFICATION OF LATE FILING

(CHECK ONE):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[]Form N-SAR

	For Period Ended:  June 30, 2001
	[   ] Transition Report on Form 10-K
	[   ] Transition Report on Form 20-F
	[   ] Transition Report on Form 11-K
	[X] Transition Report on Form 10-Q
	[   ] Transition Report on Form N-SAR

	Read attached instruction sheet before preparing form. Please print or type.
	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I - REGISTRANT INFORMATION

AMRESCO, INC.
Full Name of Registrant


Former Name if Applicable

700 N. Pearl Street, Suite 1900
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201-7424
City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[   ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]	(c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                         PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As reported in the registrant's Current Report on Form 8-K filed on July
5, 2001, the registrant filed a voluntary petition for relief on July 2, 2001 under the provisions of Chapter 11 of the United States Bankruptcy
Code. The registrant's management and personnel are currently allocating all of their energy and resources toward the pursuit of the registrant's Chapter 11 reorganization, including participation in various hearings and other proceedings being held in the United States
Bankruptcy Court for the Northern District of Texas relating thereto.
The bankruptcy proceedings presently require a substantial amount of time and effort on the part of key personnel. There are significant unresolved issues concerning valuations of certain assets and potential claims that would materially impact the registrant's balance sheet and income statement. As a result of these circumstances, the registrant is unable to timely file, without unreasonable effort or expense, the Form
10-Q for the quarterly period ended June 30, 2001. The registrant has also submitted a no-action request to the Securities and Exchange
Commission for the suspension of the filing of annual reports on Form
10-K and quarterly reports on Form 10-Q during the pendency of the registrant's bankruptcy proceeding.


                         PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

L. Keith Blackwell       (214)          953-7727
     (Name)           (Area Code)  (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	[X] Yes  [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	[X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that revenues for the three and six months ended June 30, 2001 will be substantially lower than the revenues for the comparable periods during 2000. This reduction in revenue is primarily a result of the continuation of the decline in value of the registrant's retained interests in securitizations, goodwill and loan portfolios as well as a reduction in loan originations, reduced securitization profits and the sale of revenue-generating assets through June 30, 2001. In addition, certain new liabilities may have to be recorded that would materially impact the registrant's financial statements. The registrant also anticipates that net losses for the three and six months ended June 30, 2001 will be more than the net losses for the comparable periods during 2000, which had losses of $93.6 million and $91.6 million for three and six months ended June 30, 2000, respectively.

                            AMRESCO, INC.
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2001   By:/S/Jonathan S. Pettee
                         Jonathan S. Pettee
                         Executive Vice President and Chief Financial Officer